Exhibit 99.1

CorpBanca Announces Conference Call

on the Third Quarter 2008 Financial Results

Santiago, Chile – November 3, 2008 - You are invited to participate in CorpBanca’s (NYSE: BCA, Santiago: CORPBANCA) conference call on Thursday, November 6th, 2008 to discuss the Third Quarter 2008 Results and respond to investor questions.

Time:	12:00 noon (Santiago, Chile)
10:00 am EST (US)
15:00 pm (UK)

Call Numbers:	U.S.A. participants please dial	1866 819 7111
	Outside the US please dial	+44 1452 542 301
	UK participants please dial	0800 953 0329

Chairperson: Mr. Mario Chamorro, Chief Executive Officer
You should dial in 10 minutes prior to the commencement of the call.

	U.S.A. participants	1866 223 0615
	Outside the US participants	+44 1452 586 513
	UK participants	0800 694 1503

For your convenience, a 24 hour instant replay facility will be available, following the completion of the conference call, until Sunday, November 9th, 2008.

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call with PowerPoint slides through the internet accessible through the website of Capital Link at www.capitallink.com. Please click on the button “THIRD QUARTER 2008 FINANCIAL RESULTS WEBCAST”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

To listen to the replay, please call:

Instant Replay Number U.S.A.:	1866 247 4222	Access Code:	2339939#
Instant Replay Number OTHER:	+44 1452 550 000	Access Code:	2339939#
Instant Replay Number U.K.:	0800 953 1533	Access Code:	2339939#

About CorpBanca

CorpBanca (NYSE: BCA, Santiago: CORPBANCA), is a Chilean financial institution offering a wide variety of corporate and retail financial products and services.

Contacts:

CorpBanca:	Capital Link:

Pablo Mejia Ricci, CGA	Nicolas Bornozis
Head of Investor Relations	President
Santiago, Chile	New York, USA
Tel: (562) 660-2342	Tel: (212) 661-7566
investorrelations@corpbanca.cl	nbornozis@capitallink.com